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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No.      )*
                                           -----


                             Aurum Software, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                    Common
              ---------------------------------------------------
                        (Title of Class of Securities)

                                 05208 A 10 6
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-----------------------                                  ---------------------
 CUSIP No. 05208 A 106                  13G                Page 2 of 9 Pages
          ------------                                         ---  ---
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DAVID D. BUCHANAN
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            174,091

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          589,376
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             174,091

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          589,376
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      763,467

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 05208A 106                  13G                PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susan K. Buchanan
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            174,091

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          589,376
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             174,091

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          589,376
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      763,467

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 5 pages

Schedule 13G -    Aurum Software, Inc.

Item   1a         Aurum Software, Inc.
Item   1b         3385 Scott Blvd.
                  Santa Clara, CA 95054

Item   2a         David D. & Susan K. Buchanan
       2b         c/o Aurum Software, Inc.
                  3385 Scott Blvd.
                  Santa Clara, CA 95054
       2c         USA
       2d         Common
       2e         05208A

Item   3          N/A

Item   4a         763,467 David D. Buchanan
                  763,467 Susan K. Buchanan
       4b         6.6%    David D. Buchanan
                  6.6%    Susan K. Buchanan
       4(c)(i)    174,091 David D. Buchanan
                  174,091 Susan K. Buchanan
       4(c)(ii)   589,376 The Buchanan Family 1991 Trust
       4(c)(iii)  174,091 David D. Buchanan
                  174,091 Susan K. Buchanan
       4(c)(iv)   589,376 The Buchanan Family 1991 Trust

       David D. Buchanan has sole voting and dispositive power with respect to 174,091 held as Mr. Buchanan's separate property. Susan K. Buchanan has sole voting and dispositive power with respect to 174,091 held as Ms. Buchanan's separate property. Mr. Buchanan and Ms. Buchanan are husband and wife. The Buchanans share voting and dispositive power with respect to 589,376 shares held by The Buchanan Family 1991 Trust.

Item   5          N/A

Item   6          N/A

Item   7          N/A

Item   8          N/A

Item   9          N/A

Item   10         Certification

                               Page 4 of 5 pages

     (c) Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote
          (ii) shared power to vote or to direct the vote
         (iii) sole power to dispose or to direct the disposition of
          (iv) shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest elates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3 (g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              2/11/97
                                                  ------------------------------
                                                               Date


                                                    /s/ David D. Buchanan
                                                  ------------------------------
                                                             Signature


                                                   DAVID D. BUCHANAN, EXEC V.P.
                                                  ------------------------------
                                                            Name/Title


                                                    /s/ Susan K. Buchanan
                                                  ------------------------------
                                                             Signature


                                                   Susan K. Buchanan, Exec. V.P.
                                                  ------------------------------
                                                            Name/Title




                               Page 5 of 5 pages